305 Forest Ave Woodmere, NY, 11598
Telephone 347-318-8859

March 5, 2014

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

100 F Street, NE
Washington, D.C. 20549

Re: Pocket Games, Inc. (the “Company”, “us”, “we” or “our”)

Registration Statement on Form S-1 Amendment No. 3

Filed February 21, 2014

SEC File Number: 333-192939

Dear Ms. Jacobs:

Please find below, the responses to the Commission’s Comment Letter dated March 4, 2014 regarding the above referenced registration statement (the “Registration Statement”)

SEC Comment 1

General

1. We note that many of your disclosures reference January 13, 2014. Please update these, and any other date-sensitive disclosures, as appropriate.

Company Response to Comment 1

We have updated date-sensitive disclosures as appropriate.

SEC Comment 2

Description of Business

Pocket Football, page 24

2. In light of your revisions in response to prior comment 3, please update this section to clearly and prominently describe the current state of development of Pocket Football. Specifically, revise your discussion of the features of Pocket Football to highlight that these are anticipated features that may never be realized.

Company Response to Comment 2

We have prominently described the current state of development of Pocket Football and revised our discussion of the features of Pocket Football to highlight that these are anticipated features that may never be realized

SEC Comment 3

3. Form S-1 requires the signature of your controller or principal accounting officer. If Mr. Lovatt signed your registration statement in such capacity, please include this title after his signature. See Instructions 1 and 2 to Signatures of Form S-1.

Company Response to Comment 4
Signatures, page 58

3. We have added Mr. Lovatt’s title as principal accounting officer after his signature as he signed in this capacity.

Should you have further questions please do not hesitate to contact our attorney, Brenda Hamilton at 561-416-8956.

Sincerely

/s/David Lovatt

David Lovatt

Chief Executive Officer